SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 5, 2015

Quarterly Securities Report

For the three months ended June 30, 2015

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On August 5, 2015, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2015 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; (xv) Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and (xvi) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I       Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2014	Three months ended June 30, 2015	Fiscal year ended March 31, 2015
Sales and operating revenue	1,809,908	1,808,059	8,215,880
Operating income	69,814	96,907	68,548
Income before income taxes	68,377	138,710	39,729
Net income (loss) attributable to Sony Corporation’s stockholders	26,808	82,441	(125,980)
Comprehensive income	23,702	79,005	34,317
Total equity	2,791,967	3,001,055	2,928,469
Total assets	15,166,121	16,091,366	15,834,331
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	25.69	70.52	(113.04)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	22.94	70.36	(113.04)
Ratio of stockholders’ equity to total assets (%)	14.9	14.8	14.6
Net cash provided by (used in) operating activities	66,242	(154,290)	754,640
Net cash used in investing activities	(124,697)	(172,002)	(639,636)
Net cash used in financing activities	(291,354)	(7,823)	(263,195)
Cash and cash equivalents at end of the period	687,405	628,087	949,413

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2015.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2016. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information”.

As of June 30, 2015, the Company had 1,290 subsidiaries and 114 affiliated companies, of which 1,266 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 104 affiliated companies.

II     State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2015. Any forward-looking statements included in the descriptions in that section are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2015.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 23, 2015.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2015, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2015” submitted to the SEC on Form 6-K on July 30, 2015.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2015”

http://www.sec.gov/Archives/edgar/data/313838/000115752315002632/a51150995.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 23, 2015. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2015, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

During the three months ended June 30, 2015, the average rate of the yen was 121.3 yen against the U.S. dollar, which is 15.8 percent lower than the same quarter of the previous fiscal year (“year-on-year”) and 134.2 yen against the euro, which is 4.5 percent higher year-on-year.

For the three months ended June 30, 2015, sales and operating revenue (“Sales”) were 1,808.1 billion yen, a decrease of 0.1 percent year-on-year, while on a constant currency basis Sales decreased approximately 7 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 96.9 billion yen was recorded for the three months ended June 30, 2015, an increase of 27.1 billion yen year-on-year compared to operating income of 69.8 billion yen in the same quarter of the previous fiscal year (an improvement of approximately 59.8 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
		Three months ended June 30		Change in	Change on constant currency	Impact of changes in foreign exchange
		2014	2015	yen	basis	rates
MC	Sales	335.0	280.5	-16.3%	-18%	+6.0
	Operating loss	(1.6)	(22.9)	-¥21.3	+¥4.0	-¥25.4
G&NS	Sales	257.5	288.6	+12.1%	+7%	+11.9
	Operating income	4.3	19.5	+¥15.1	+¥30.7	-¥15.6
IP&S	Sales	164.6	170.4	+3.5%	-5%	+13.3
	Operating income	17.4	21.3	+¥3.9	+¥1.9	+¥2.0
HE&S	Sales	293.7	253.1	-13.8%	-21%	+20.7
	Operating income	8.8	10.9	+¥2.1	+¥9.8	-¥7.7
Devices	Sales	176.1	237.9	+35.1%	+18%	+29.3
	Operating income	11.5	30.3	+¥18.8	+¥7.9	+¥11.0

In addition, sales for the Pictures segment decreased 11.9 percent year-on-year to 171.5 billion yen, an approximately 26 percent decrease on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 8.5 percent year-on-year to 130.2 billion yen, an approximately 3 percent decrease on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, for all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s quarterly weighted average exchange rate for the three months ended June 30, 2014 from the three months ended June 30, 2015 to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rate for the three months ended June 30, 2014 from the three months ended June 30, 2015 from U.S. dollar to yen to the U.S. dollar basis operating results. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2015, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2015” submitted to the SEC on Form 6-K on July 30, 2015.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2015”

http://www.sec.gov/Archives/edgar/data/313838/000115752315002632/a51150995.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 23, 2015. Any forward-looking statements included in the descriptions in that section are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 23, 2015.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

Research and development costs for the three months ended June 30, 2015 totaled 111.3 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 23, 2015. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 716.8 billion yen in unused committed lines of credit, as of June 30, 2015. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2016, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 475 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2016, in all of which Sony Corporation and SGTS are defined as borrowers. (On July 31, 2015, the above-mentioned committed line was renewed and will remain effective until July 2018. The amount of this line of credit was changed from 475.0 billion yen to 300.0 billion yen.) These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

On June 30, 2015, Sony Corporation announced that it decided to issue new shares, in conjunction with a secondary offering of shares, and to issue convertible bonds with stock acquisition rights. Sony received the proceeds (total amount from all the offerings of approximately 406.0 billion yen) from the issuance of 87.2 million new shares by way of the Japanese public offering and the international offering (approximately 286.0 billion yen) and the issuance of convertible bonds with stock acquisition rights (120.0 billion yen) on July 21, 2015. In addition, the possible issuance of new shares by way of third-party allotment in connection with a secondary offering of shares to cover over-allotments is scheduled for August 18, 2015 and is expected to raise up to an additional approximately 15.7 billion yen in proceeds. Sony Corporation intends to use 188.0 billion yen of the funds raised by this issuance of new shares to fund capital expenditures in the Devices segment, and the remainder to fund research and development expenditures in the Devices segment. In addition, Sony Corporation intends to use 51.0 billion yen of the funds raised by this issuance of convertible bonds with stock acquisition rights to fund capital expenditures in the Devices segment and the remainder to repay long-term indebtedness.

III    Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2015)	As of the filing date of the Quarterly Securities Report (August 5, 2015)
Common stock	1,170,154,560	1,257,362,260	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,170,154,560	1,257,362,260	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during August 2015, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended June 30, 2015. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause)

Date of resolution	June 23, 2015 (Delegation by resolution of the Board of Directors) and June 30 (Decision of the Representative Director, President and CEO pursuant to such delegation)
Number of the Stock Acquisition Rights	120,000 *1
Of which: Number of treasury stock acquisition rights held by the Company	-
Class of shares to be acquired upon exercise of the Stock Acquisition Rights	Shares of common stock 100 shares constitute one unit.
Number of shares to be acquired upon exercise of the Stock Acquisition Rights	23,961,661 shares *2
Amount to be paid upon exercise of the Stock Acquisition Rights	1 million yen per Stock Acquisition Right *3
Exercise period of the Stock Acquisition Rights	Period from and including September 1, 2015 up to and including September 28, 2022 *4
Issue price and amount to be accounted for as stated capital in case of an issue of shares upon exercise of the Stock Acquisition Rights	Issue price per share: 5,008 yen Amount to be accounted for as stated capital per share: 2,504 yen
Condition for exercise of the Stock Acquisition Rights	No Stock Acquisition Rights may be exercised in part only
Matters concerning transfers of the Stock Acquisition Rights	Neither the Stock Acquisition Rights nor the Bonds (as defined below) shall be transferable separately from the other.
Matters concerning substitute payments	Upon exercise of a Stock Acquisition Right, the Bond relating to such Stock Acquisition Right shall be contributed and the amount of the Bond to be contributed shall be equal to the amount of payment for each Bond
Matters concerning delivery of the Stock Acquisition Rights associated with Reorganization	*5
Outstanding amount of the Convertible Bonds with Stock Acquisition Rights	120,000 million yen

Notes:

*1	The number of shares of common stock of the Company (the “Shares”) that the Company shall deliver upon exercise of the Stock Acquisition Rights will be determined by dividing the aggregate principal amount of the bonds with respect to the Stock Acquisition Rights (the “Bonds”) to be exercised by the applicable Conversion Price (as defined in Note 3) on the date of such exercise of the Stock Acquisition Rights. In such case, fractions of a Share will not be issued and no adjustment by means of cash payment will be made in respect thereof.

*2	In the case where the Conversion Price (as defined in Note 3) is adjusted in accordance with Note 3, the number of Shares to be acquired upon exercise of the Stock Acquisition Rights shall be adjusted to the number obtained by dividing the aggregate principal amount of the Bonds by the Conversion Price after adjustment.

*3	Upon exercise of a Stock Acquisition Right, the Bond relating to such Stock Acquisition Right shall be contributed and the amount of the Bond to be contributed shall be equal to the amount of payment for each bond.

The price for calculating the number of Shares that shall be delivered upon the exercise of each Stock Acquisition Right (the “Conversion Price”) shall initially be 5,008 yen.

Subsequent to the issuance of the Convertible Bonds with Stock Acquisition Rights, the Conversion Price shall be adjusted in accordance with the following formula, if the total number of Shares outstanding is changed or may be changed by any of the following events; i) if the Company offers Shares to be subscribed at an amount of payment below the current market price of the Shares; ii) if the Company makes a stock split or a free share distribution of Shares; iii) if the Company issues (x) shares with put options, shares subject to call options, or stock acquisition rights subject to call options (including stock acquisition rights incorporated into bonds with stock acquisition rights) to acquire Shares that shall be delivered at a price below the current market price of the Shares, (y) Stock Acquisition Rights (including stock acquisition rights incorporated into bonds with stock acquisition rights) to acquire the Shares that shall be delivered at a price below the current market price of the Shares.

				Number of		Number of Shares to be delivered	×	Amount of payment per Share
				Shares	+
Conversion		Conversion		outstanding		Market price per Share
Price	=	Price	×
after adjustment		before adjustment		Number of Shares outstanding		+		Number of Shares to be delivered

If the Company distributes any dividend in excess of 25 yen per Share per fiscal year (a “Special Dividend”) subsequent to the issuance of the Convertible Bonds with Stock Acquisition Rights, the Conversion Price shall be adjusted in accordance with the following formula:

Conversion Price after adjustment	=	Conversion Price before adjustment	×	Market price per share – Special Dividend per Share
Market price per Share

“Special Dividend per Share” shall be the amount obtained by dividing the Special Dividend by the number of Shares to be acquired upon exercise of the Stock Acquisition Right for the amount of each Bond (1 million yen) on the final record date of the relevant fiscal year with respect to the surplus dividends. Such calculation of the Special Dividend per Share shall be made to units of JPY 0.01 and rounded to the first decimal place.

The Conversion Price will also be required to be adjusted by the Company upon consultation with the bond administrator in the case of the following;

(1)	In the event of a consolidation of shares, reduction of stated capital or additional paid-in capital, merger (excluding dissolution of the Company due to the merger), a share exchange or a company split;

(2)	In addition to item (1) above, the occurrence of an event that causes or may cause a change in the total number of Shares outstanding of the Company;

(3)	The Conversion Price is required to be adjusted in order to make a free share distribution of other classes of shares to the shareholders of the Shares;

(4)	The Conversion Price is required to be adjusted in order to distribute a surplus dividend in the form of an asset other than money, the financial value of which will be the same as if it is a Special Dividend; and

(5)	When two or more events which require adjustment of the Conversion Price coincide in proximate timing, and it is necessary to take into consideration the impact of one event upon the market price which must be used for the calculation of Conversion Price to be adjusted due to the other event(s).

Furthermore, when a public notice is made pursuant to the provisions for Early Redemption Due to Reorganization or Early Redemption Due to Delisting (each as defined in the Terms and Conditions of the Convertible Bonds with Stock Acquisition Rights (the “Terms and Conditions”)), the Conversion Price shall be reduced in accordance with the specified manner set forth in the Terms and Conditions.

*4	Holders of the Convertible Bonds with Stock Acquisition Rights may exercise the Stock Acquisition Rights and request the Company to deliver the Shares at any time during the period from September 1, 2015 to September 28, 2022; provided, however, that the application to exercise such rights may not be made during the following times:

(1)	The date on which the shareholders of the Shares are determined and the immediately preceding business day;
(2)	A day deemed necessary by a book-entry transfer institution;

(3)	In the case of early redemption of the Bonds on or before September 28, 2022 pursuant to the provisions for the Early Redemption Due to Reorganization, the Early Redemption Due to Delisting, and the 130% Call Option (as defined in the Terms and Conditions), on or after the immediately preceding business day of the day on which the principal for such redemption is to be paid;
(4)	In the case where the Bonds become due and payable, on or after the date when such Bonds become due and payable;
(5)	In the case where, in a Reorganization (as defined in the Terms and Conditions), the stock acquisition rights of a New Obligor (as defined in the Terms and Conditions) are delivered and it is necessary to suspend the application to exercise the Stock Acquisition Rights, the period with respect to which Sony gives to the bond administrator(s) a prior written notice stating the period for the suspension of the application to exercise the rights (such period shall not exceed one month) and other necessary matters, and gives a public notice for the necessary matters no later than one month before the commencement date of such period.

*5	(1)	In the case of a Reorganization in which a New Obligor’s common stock is delivered to the shareholder of the Company, excluding the case of early redemption of the Bonds pursuant to the Early Redemption Due to Reorganization, the Company shall deliver the stock acquisition rights of a New Obligor (“New Stock Acquisition Rights”), the details of which are set forth in (2) below, to the holder of the Stock Acquisition Rights that are outstanding immediately prior to the effective date of such Reorganization (the “Reorganization Effective Date”). In such case, as of such Reorganization Effective Date, the Stock Acquisition Rights lapse and the obligations of the Bonds are assumed by a New Obligor (the Bonds assumed by a New Obligor are hereinafter referred to as the “New Bonds”), New Stock Acquisition Rights become stock acquisition rights attached to the New Bonds, and holders of the Stock Acquisition Rights become holders of the New Stock Acquisition Rights. Provisions of the Stock Acquisition Rights in the Terms and Conditions apply mutatis mutandis to the New Stock Acquisition Rights.

(2)	The details of the New Stock Acquisition Rights are set forth below:

(a)	Number of New Stock Acquisition Rights:

The number of New Stock Acquisition Rights to be granted will be equal to the number of the Stock Acquisition Rights that are outstanding immediately prior to the relevant Reorganization Effective Date.

(b)	Class of shares to be issued or transferred upon the exercise of the New Stock Acquisition Rights:

Shares of the New Obligor’s common stock.

(c)	Method of determination of the number of shares to be issued or transferred upon exercise of the New Stock Acquisition Rights:

The number of shares to be issued or transferred is the number that is obtained by dividing the total value of the New Bonds, to which the New Stock Acquisition Rights exercised are attached, by the Conversion Price as set forth in (d) below. In such case, fractions of a share will not be issued and no adjustment by means of cash payment will be made in respect thereof.

(d)	Conversion Price for the New Bonds to which the New Stock Acquisition Rights are attached

The Conversion Price for the New Bonds to which the New Stock Acquisition Rights are attached shall be such that the holder of a New Stock Acquisition Right shall, upon the exercise of such rights immediately after the Reorganization Effective Date, receive an equivalent economic value to be determined by the Company as that which the holder of Stock Acquisition Rights would have received had such Stock Acquisition Right been exercised immediately before the relevant Reorganization Effective Date. On or after the Reorganization Effective Date, the Conversion Price for the New Bonds to which the New Stock Acquisition Rights are attached shall be subject to the same kind of adjustment or reduction as described in Note 3.

(e)	Description of asset to be contributed upon exercise of the New Stock Acquisition Rights and amount thereof:

Upon the exercise of each New Stock Acquisition Right, each New Bond to which each such New Stock Acquisition Right is attached shall be contributed and the amount to be contributed by such New Bonds shall be equal to the subscription amount of the Bond.

(f)	Period during which the New Stock Acquisition Rights are exercisable:

The New Stock Acquisition Rights may be exercised at any time during the period from the relevant Reorganization Effective Date (or, if the Company determines the period during which the application to exercise such rights is suspended as set forth in (5) of Note 4, the later of the date of such Reorganization Effective Date or the business day immediately following the last day of such suspension period) up to, and including, the last day of the period for the application to exercise the Stock Acquisition Rights as set forth in Note 4.

(g)	Amount of stated capital and additional paid-in capital increased by issuance of shares upon exercise of the New Stock Acquisition Rights:

The amount of stated capital to be increased upon exercise of New Stock Acquisition Rights shall be half of the maximum amount of the stated capital increased, as calculated in accordance with Article 17 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from such calculation being rounded up to the nearest one yen. The amount of additional paid-in capital to be increased shall be the amount obtained by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of the stated capital increase.

(h)	Other conditions for the exercise of the New Stock Acquisition Rights:

No application for partial exercise of each New Stock Acquisition Right may be made.

(i)	Mandatory Repurchase of Stock Acquisition Rights:

Not applicable.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From April 1 to June 30, 2015	381	1,170,155	565	707,603	565	921,296

Notes:

1.	The increase is due to the exercise of SARs.
2.	Upon the exercise of SARs during the period from July 1, 2015 to July 31, 2015 the total number of shares issued increased by 8 thousand shares and the amount of common stock and the legal capital surplus increased by 13 million yen.
3.	Upon the issuance of new shares through the Japanese public offering and the international offering whose payment date was July 21, 2015, the total number of shares issued increased by 87,200 thousand shares and the amount of common stock and the legal capital surplus increased by 142,984 million yen.

vi) Status of Major Shareholders

(As of June 30, 2015)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	128,430	10.98
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	52,664	4.50
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	50,865	4.35
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo)	31,887	2.73
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	26,201	2.24
The Bank of New York Mellon SA/NV 10 *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	20,042	1.71
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	16,628	1.42
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	14,408	1.23
CBNY - Government of Norway *3 (Local Custodian: Citibank Japan Ltd.)	New York, U.S.A. (6-27-30, Shinjuku, Shinjuku-ku, Tokyo)	13,868	1.19
State Street Bank and Trust Company 505223 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	13,585	1.16
Total		368,580	31.50

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.	Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of April 4, 2014 and reported that it held shares of the Company as of March 31, 2014 as provided in the below table. As of June 30, 2015, the Company has not been able to confirm any entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.	BlackRock Japan Co., Ltd. sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of July 22, 2014 and reported that it held shares of the Company as of July 15, 2014 as provided in the below table. As of June 30, 2015, the Company has not been able to confirm any entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	52,314	5.01

vii) Status of Voting Rights

1) Shares Issued

(As of June 30, 2015)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,040,200	—	—
Shares with full voting rights (Others)	1,166,865,300	11,668,653	—
Shares constituting less than one full unit	2,249,060	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,170,154,560	—	—
Total voting rights held by all shareholders	—	11,668,653	—

Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of June 30, 2015)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,040,200	—	1,040,200	0.09
Total	—	1,040,200	—	1,040,200	0.09

Note:	In addition to the 1,040,200 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2) Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2015 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV     Financial Statements

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2015	At June 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	949,413	628,087
Marketable securities	936,731	971,231
Notes and accounts receivable, trade	986,500	1,087,321
Allowance for doubtful accounts and sales returns	(86,598)	(82,047)
Inventories	665,432	780,356
Other receivables	231,947	275,748
Deferred income taxes	47,788	49,559
Prepaid expenses and other current assets	466,688	517,487
Total current assets	4,197,901	4,227,742
Film costs	305,232	353,208
Investments and advances:
Affiliated companies	171,063	166,820
Securities investments and other	8,360,290	8,440,738
	8,531,353	8,607,558
Property, plant and equipment:
Land	123,629	124,084
Buildings	679,125	686,185
Machinery and equipment	1,764,241	1,797,563
Construction in progress	35,786	53,215
	2,602,781	2,661,047
Less – Accumulated depreciation	1,863,496	1,882,372
	739,285	778,675
Other assets:
Intangibles, net	642,361	650,817
Goodwill	561,255	608,945
Deferred insurance acquisition costs	520,571	528,103
Deferred income taxes	89,637	87,769
Other	246,736	248,549
	2,060,560	2,124,183
Total assets	15,834,331	16,091,366

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2015	At June 30, 2015
LIABILITIES
Current liabilities:
Short-term borrowings	62,008	130,175
Current portion of long-term debt	159,517	136,018
Notes and accounts payable, trade	622,215	758,028
Accounts payable, other and accrued expenses	1,374,099	1,309,658
Accrued income and other taxes	98,414	104,525
Deposits from customers in the banking business	1,872,965	1,866,583
Other	556,372	532,135
Total current liabilities	4,745,590	4,837,122
Long-term debt	712,087	670,777
Accrued pension and severance costs	298,753	301,954
Deferred income taxes	445,876	426,651
Future insurance policy benefits and other	4,122,372	4,215,771
Policyholders’ account in the life insurance business	2,259,514	2,321,115
Other	316,422	311,060
Total liabilities	12,900,614	13,084,450
Redeemable noncontrolling interest	5,248	5,861
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2015–Shares authorized: 3,600,000,000, shares issued: 1,169,773,260	707,038
At June 30, 2015–Shares authorized: 3,600,000,000, shares issued: 1,170,154,560		707,603
Additional paid-in capital	1,185,777	1,186,694
Retained earnings	813,765	896,200
Accumulated other comprehensive income –
Unrealized gains on securities, net	154,153	110,797
Unrealized losses on derivative instruments, net	—	(636)
Pension liability adjustment	(201,131)	(200,931)
Foreign currency translation adjustments	(338,305)	(311,409)
	(385,283)	(402,179)
Treasury stock, at cost
Common stock
At March 31, 2015–1,031,323 shares	(4,220)
At June 30, 2015–1,040,219 shares		(4,253)
	2,317,077	2,384,065
Noncontrolling interests	611,392	616,990
Total equity	2,928,469	3,001,055
Total liabilities and equity	15,834,331	16,091,366

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2014	2015
Sales and operating revenue:
Net sales	1,539,806	1,503,311
Financial services revenue	245,750	277,689
Other operating revenue	24,352	27,059
	1,809,908	1,808,059
Costs and expenses:
Cost of sales	1,150,839	1,134,269
Selling, general and administrative	410,447	378,722
Financial services expenses	201,678	232,038
Other operating (income) expense, net	(19,669)	(33,454)
	1,743,295	1,711,575
Equity in net income of affiliated companies	3,201	423
Operating income	69,814	96,907
Other income:
Interest and dividends	3,415	2,652
Gain on sale of securities investments, net	5,200	50,782
Other	617	647
	9,232	54,081
Other expenses:
Interest	6,412	4,394
Foreign exchange loss, net	1,976	5,746
Other	2,281	2,138
	10,669	12,278
Income before income taxes	68,377	138,710
Income taxes	26,046	39,812
Net income	42,331	98,898
Less - Net income attributable to noncontrolling interests	15,523	16,457
Net income attributable to Sony Corporation’s stockholders	26,808	82,441

	Yen
	Three months ended June 30
	2014	2015
Per share data:	-	-
Net income attributable to Sony Corporation’s stockholders
– Basic	25.69	70.52
– Diluted	22.94	70.36

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2014	2015
Net income	42,331	98,898
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	1,875	(47,066)
Unrealized losses on derivative instruments	—	(636)
Pension liability adjustment	336	202
Foreign currency translation adjustments	(20,840)	27,607
Total comprehensive income	23,702	79,005
Less – Comprehensive income attributable to noncontrolling interests	18,727	13,460
Comprehensive income attributable to Sony Corporation’s stockholders	4,975	65,545

The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2014	2015
Cash flows from operating activities:
Net income	42,331	98,898
Adjustments to reconcile net income to net cash provided by (used in) operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	84,298	87,021
Amortization of film costs	70,892	63,356
Accrual for pension and severance costs, less payments	(3,433)	(3,035)
Other operating (income) expense, net	(19,669)	(33,454)
Gain on sale or devaluation of securities investments, net	(5,198)	(50,706)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(10,287)	(19,088)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(1,196)	2,069
Deferred income taxes	4,888	5,471
Equity in net (income) loss of affiliated companies, net of dividends	(2,046)	798
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(38,005)	(83,030)
Increase in inventories	(65,977)	(103,603)
Increase in film costs	(63,690)	(105,273)
Increase in notes and accounts payable, trade	51,364	132,276
Decrease in accrued income and other taxes	(1,776)	(6,378)
Increase in future insurance policy benefits and other	101,663	128,265
Increase in deferred insurance acquisition costs	(18,526)	(21,790)
Increase in marketable securities held in the financial services business for trading purposes	(8,143)	(21,679)
Increase in other current assets	(19,940)	(62,015)
Decrease in other current liabilities	(43,164)	(147,587)
Other	11,856	(14,806)
Net cash provided by (used in) operating activities	66,242	(154,290)

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2014	2015
Cash flows from investing activities:
Payments for purchases of fixed assets	(51,490)	(77,034)
Proceeds from sales of fixed assets	26,014	2,484
Payments for investments and advances by financial services business	(224,724)	(316,299)
Payments for investments and advances (other than financial services business)	(4,481)	(4,323)
Proceeds from sales or return of investments and collections of advances by financial services business	101,317	153,984
Proceeds from sales or return of investments and collections of advances (other than financial services business)	26,092	74,358
Proceeds from sales of businesses	—	17,790
Other	2,575	(22,962)
Net cash used in investing activities	(124,697)	(172,002)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	8,999	9,712
Payments of long-term debt	(219,689)	(84,767)
Increase (decrease) in short-term borrowings, net	(19,015)	62,111
Increase (decrease) in deposits from customers in the financial services business, net	(32,462)	20,392
Dividends paid	(13,100)	(59)
Other	(16,087)	(15,212)
Net cash used in financing activities	(291,354)	(7,823)
Effect of exchange rate changes on cash and cash equivalents	(9,252)	12,789
Net decrease in cash and cash equivalents	(359,061)	(321,326)
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413
Cash and cash equivalents at end of the period	687,405	628,087

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1) Recently adopted accounting pronouncements:

Reporting discontinued operations and disclosures of disposals of components of an entity -

In April 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance was effective for Sony as of April 1, 2015. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings -

In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings. The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately. The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings. Except for the disclosure for transactions accounted for as secured borrowings, the guidance was effective for Sony as of January 1, 2015. The guidance for disclosure for transactions accounted for as secured borrowings was effective for Sony as of April 1, 2015. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2) Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3) Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2014 have been made to conform to the presentation for the three months ended June 30, 2015.

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2015				June 30, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,074,900	147,274	(80)	1,244,094	1,103,729	134,162	(195)	1,237,696

Japanese local government bonds	66,442	465	(16)	66,891	73,781	420	(19)	74,182

Japanese corporate bonds	108,109	767	(7)	108,869	131,629	807	(12)	132,424

Foreign government bonds	34,168	7,397	(111)	41,454	31,812	6,924	(110)	38,626

Foreign corporate bonds	452,145	13,645	(942)	464,848	436,990	13,254	(1,029)	449,215
	1,735,764	169,548	(1,156)	1,904,156	1,777,941	155,567	(1,365)	1,932,143

Equity securities	73,411	127,322	(741)	199,992	46,796	73,166	(427)	119,535

Held-to-maturity securities:
Japanese national government bonds *	4,846,986	819,386	(103)	5,666,269	4,940,979	699,954	(293)	5,640,640

Japanese local government bonds	4,996	428	—	5,424	4,687	403	—	5,090

Japanese corporate bonds	26,848	4,501	—	31,349	28,785	4,071	(9)	32,847

Foreign government bonds	32,682	11,534	—	44,216	36,364	4,239	(163)	40,440

Foreign corporate bonds	57,783	25	—	57,808	45,791	24	—	45,815
	4,969,295	835,874	(103)	5,805,066	5,056,606	708,691	(465)	5,764,832

Total	6,778,470	1,132,744	(2,000)	7,909,214	6,881,343	937,424	(2,257)	7,816,510

* As of June 30, 2015, held-to-maturity securities include 36,414 million yen of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2015
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	452,830	311,643	—	764,473	764,473	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,222,094	—	1,222,094	3,124	1,218,970	—	—
Japanese local government bonds	—	66,891	—	66,891	1,474	65,471	—	—
Japanese corporate bonds	—	105,363	3,506	108,869	27,030	81,839	—	—
Foreign government bonds	2,861	38,593	—	41,454	136	41,318	—	—
Foreign corporate bonds	—	455,357	9,491	464,848	139,540	325,308	—	—
Equity securities	199,874	118	—	199,992	—	199,992	—	—
Other investments *1	9,306	4,606	74,641	88,553	—	88,553	—	—
Derivative assets *2, *3	—	30,407	—	30,407	—	—	29,951	456
Total assets	664,871	2,235,072	87,638	2,987,581	935,777	2,021,397	29,951	456
Liabilities:
Derivative liabilities*2,*3	612	47,712	—	48,324	—	—	23,092	25,232
Total liabilities	612	47,712	—	48,324	—	—	23,092	25,232

	Yen in millions
	June 30, 2015
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	488,530	311,944	—	800,474	800,474	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,237,696	—	1,237,696	3,653	1,234,043	—	—
Japanese local government bonds	—	74,182	—	74,182	6,694	67,488	—	—
Japanese corporate bonds	—	124,938	7,486	132,424	25,150	107,274	—	—
Foreign government bonds	—	38,626	—	38,626	588	38,038	—	—
Foreign corporate bonds	—	439,249	9,966	449,215	133,480	315,735	—	—
Equity securities	119,386	149	—	119,535	—	119,535	—	—
Other investments *1	9,620	4,865	62,623	77,108	—	77,108	—	—
Derivative assets *2, *3	23	17,333	—	17,356	—	—	16,707	649
Total assets	617,559	2,248,982	80,075	2,946,616	970,039	1,959,221	16,707	649
Liabilities:
Derivative liabilities*2,*3	72	40,410	—	40,482	—	—	18,344	22,138
Total liabilities	72	40,410	—	40,482	—	—	18,344	22,138

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4. Supplemental equity and comprehensive income information

(1) Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2014 and 2015 are as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	19	—	19
Stock-based compensation	377	—	377
Comprehensive income:
Net income	26,808	15,523	42,331
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(498)	2,373	1,875
Pension liability adjustment	366	(30)	336
Foreign currency translation adjustments	(21,701)	861	(20,840)
Total comprehensive income	4,975	18,727	23,702
Dividends declared	—	(8,712)	(8,712)
Transactions with noncontrolling interests shareholders and other	(2,509)	(4,051)	(6,560)
Balance at June 30, 2014	2,260,999	530,968	2,791,967

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	2,317,077	611,392	2,928,469
Exercise of stock acquisition rights	1,130	—	1,130
Stock-based compensation	287	—	287
Comprehensive income:
Net income	82,441	16,457	98,898
Other comprehensive income, net of tax ―
Unrealized losses on securities	(43,356)	(3,710)	(47,066)
Unrealized losses on derivative instruments	(636)	—	(636)
Pension liability adjustment	200	2	202
Foreign currency translation adjustments	26,896	711	27,607
Total comprehensive income	65,545	13,460	79,005
Dividends declared	—	(9,847)	(9,847)
Transactions with noncontrolling interests shareholders and other	26	1,985	2,011
Balance at June 30, 2015	2,384,065	616,990	3,001,055

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2014 and 2015.

(2) Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the three months ended June 30, 2014 and 2015 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income (loss) before reclassifications	7,085	(18)	(20,840)	(13,773)
Amounts reclassified out of accumulated other comprehensive income	(5,210)	354	—	(4,856)
Net current-period other comprehensive income (loss)	1,875	336	(20,840)	(18,629)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	2,373	(30)	861	3,204
Balance at June 30, 2014	127,011	(179,673)	(420,756)	(473,418)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	—	(201,131)	(338,305)	(385,283)
Other comprehensive income (loss) before reclassifications	(11,710)	(636)	(384)	27,607	14,877
Amounts reclassified out of accumulated other comprehensive income	(35,356)	—	586	—	(34,770)
Net current-period other comprehensive income (loss)	(47,066)	(636)	202	27,607	(19,893)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(3,710)	—	2	711	(2,997)
Balance at June 30, 2015	110,797	(636)	(200,931)	(311,409)	(402,179)

5. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for three months ended June 30, 2014 and 2015 is as follows:

	Yen in millions
	Three months ended June 30
	2014	2015
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	26,808	82,441

	Thousands of shares
Weighted-average shares outstanding	1,043,681	1,168,969
Effect of dilutive securities:
Stock acquisition rights	718	2,777
Zero coupon convertible bonds	124,117	—
Weighted-average shares for diluted EPS computation	1,168,516	1,171,746

	Yen
Basic EPS	25.69	70.52
Diluted EPS	22.94	70.36

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended June 30, 2014 and 2015 were 15,416 thousand shares and 6,149 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2014 and 2015 as the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period.

6. Orchard Acquisition

In April 2015, Sony Music Entertainment (“SME”), a wholly owned subsidiary of Sony, increased its shareholding in Orchard Media, Inc. (“The Orchard”) to 100% by acquiring Orchard Asset Holdings, LLC’s 49% equity interest.

Prior to the acquisition, SME’s interest in The Orchard was accounted for under the equity method of accounting. As a result of SME’s obtaining a controlling interest in The Orchard, Sony consolidated The Orchard using the acquisition method of accounting. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 51% equity interest in The Orchard that it owned prior to the acquisition at a fair value which recognized a gain of 18,085 million yen (151 million U.S. dollars) in other operating (income) expense, net in the consolidated statement of income for the three months ended June 30, 2015. The purchase price allocation for this transaction is still in process and not yet finalized.

7. Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of its logistics business in Japan, Thailand, and Malaysia within Corporate to MITSUI-SOKO HOLDINGS Co., Ltd. for a sales price of 19,211 million yen. As a result of the sale, Sony recognized a gain of 12,284 million yen in other operating (income) expense, net in the consolidated statement of income for the three months ended June 30, 2015.

8. Commitments, contingent liabilities and other

(1) Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of June 30, 2015, the total unused portion of the lines of credit extended under these contracts was 26,064 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2) Purchase commitments and other

Purchase commitments and other outstanding commitments as of June 30, 2015 amounted to 429,356 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of June 30, 2015, these subsidiaries were committed to make payments under such contracts of 131,892 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of June 30, 2015, these subsidiaries were committed to make payments of 63,451 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within five years. As of June 30, 2015, Sony has committed to make payments of 27,791 million yen under such long-term contracts.

(3) Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. However, in February 2015 the district court gave the plaintiffs an opportunity to seek certification of narrower classes, and the civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of August 5, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States. The U.S. class action suits have been settled, and the settlement has received the final approval of the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4) Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of June 30, 2015 amounted to 43,725 million yen. The major components of these guarantees are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 272.5 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of June 30, 2015, the fair value of the collateral exceeded 272.5 million U.S. dollars.

9. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other and the Devices segment. In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other are now included in the Mobile Communications (“MC”) segment. Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the Home Entertainment & Sound (“HE&S”) segment. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The MC segment includes the manufacture and sale of mobile phones and an Internet-related service business. The Game & Network Services (“G&NS”) segment includes the manufacture and sales of home gaming products, network services business and production and sales of software. The Imaging Products & Solutions (“IP&S”) segment includes Digital Imaging Products, and Professional Solutions. The HE&S segment includes Televisions, and Audio and Video. The Devices segment includes Semiconductors and Components. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including, the medical business, the disc manufacturing business and the PC business. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2014	2015
Sales and operating revenue:
Mobile Communications -
Customers	334,742	279,536
Intersegment	238	988
Total	334,980	280,524
Game & Network Services -
Customers	231,368	265,898
Intersegment	26,162	22,691
Total	257,530	288,589
Imaging Products & Solutions -
Customers	164,136	168,257
Intersegment	464	2,114
Total	164,600	170,371
Home Entertainment & Sound -
Customers	293,049	252,487
Intersegment	694	662
Total	293,743	253,149
Devices -
Customers	136,735	193,005
Intersegment	39,350	44,892
Total	176,085	237,897
Pictures -
Customers	194,666	171,420
Intersegment	104	129
Total	194,770	171,549
Music -
Customers	114,861	126,980
Intersegment	5,176	3,211
Total	120,037	130,191
Financial Services -
Customers	245,750	277,689
Intersegment	1,217	1,697
Total	246,967	279,386
All Other -
Customers	82,822	60,475
Intersegment	20,097	18,866
Total	102,919	79,341
Corporate and elimination	(81,723)	(82,938)
Consolidated total	1,809,908	1,808,059

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2014	2015
Operating income (loss):
Mobile Communications	(1,609)	(22,924)
Game & Network Services	4,319	19,459
Imaging Products & Solutions	17,409	21,271
Home Entertainment & Sound	8,834	10,923
Devices	11,500	30,342
Pictures	7,831	(11,687)
Music	11,634	31,750
Financial Services	43,772	45,972
All Other	(19,951)	(4,960)
Total	83,739	120,146
Corporate and elimination	(13,925)	(23,239)
Consolidated operating income	69,814	96,907
Other income	9,232	54,081
Other expenses	(10,669)	(12,278)
Consolidated income before income taxes	68,377	138,710

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income of Televisions, which primarily consists of LCD televisions, for the three months ended June 30, 2014 and 2015 was 7,916 million yen and 7,003 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2014	2015
Mobile Communications	334,742	279,536

Game & Network Services
Hardware	136,873	129,465
Network	69,253	105,801
Other	25,242	30,632
Total	231,368	265,898

Imaging Products & Solutions
Digital Imaging Products	106,135	107,156
Professional Solutions	55,716	57,120
Other	2,285	3,981
Total	164,136	168,257

Home Entertainment & Sound
Televisions	204,989	168,920
Audio and Video	87,414	81,311
Other	646	2,256
Total	293,049	252,487

Devices
Semiconductors	84,948	140,415
Components	50,039	50,155
Other	1,748	2,435
Total	136,735	193,005

Pictures
Motion Pictures	104,626	58,175
Television Productions	42,362	50,975
Media Networks	47,678	62,270
Total	194,666	171,420

Music
Recorded Music	79,395	89,328
Music Publishing	16,288	17,844
Visual Media and Platform	19,178	19,808
Total	114,861	126,980

Financial Services	245,750	277,689
All Other	82,822	60,475
Corporate	11,779	12,312
Consolidated total	1,809,908	1,808,059

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Network Entertainment Inc.; Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual producs and the production and distribution of animation titles.

	Yen in millions
	Three months ended June 30
	2014	2015
Depreciation and amortization:
Mobile Communications	6,949	6,196
Game & Network Services	4,000	4,640
Imaging Products & Solutions	6,967	7,012
Home Entertainment & Sound	6,105	5,581
Devices	21,014	24,135
Pictures	4,565	5,252
Music	3,594	4,181
Financial Services, including deferred insurance acquisition costs	15,619	16,521
All Other	2,714	1,700
Total	71,527	75,218

Corporate	12,771	11,803

Consolidated total	84,298	87,021

	Yen in millions
	Three months ended June 30, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	13	—	13
Game & Network Services	64	—	64
Imaging Products & Solutions	129	—	129
Home Entertainment & Sound	540	—	540
Devices	542	—	542
Pictures	—	—	—
Music	25	—	25
Financial Services	—	—	—
All Other and Corporate	13,280	669	13,949
Consolidated total	14,593	669	15,262

	Yen in millions
	Three months ended June 30, 2015
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	7,737	315	8,052
Game & Network Services	15	—	15
Imaging Products & Solutions	44	—	44
Home Entertainment & Sound	(57)	—	(57)
Devices	(30)	—	(30)
Pictures	49	—	49
Music	77	—	77
Financial Services	—	—	—
All Other and Corporate	1,578	403	1,981
Consolidated total	9,413	718	10,131

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2014	2015
Japan	511,379	561,581
United States	305,286	352,393
Europe	392,196	367,705
China	133,041	130,701
Asia-Pacific	244,873	238,947
Other Areas	223,133	156,732
Total	1,809,908	1,808,059

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2014 and 2015.

10. Subsequent events

On July 21, 2015, Sony raised 285,967 million yen in proceeds from the issuance of new shares by way of the Japanese public offering and the international offering and 120,000 million yen in proceeds from the issuance of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights (the “Zero Coupon Convertible Bonds”). In addition, the possible issuance of new shares by way of third-party allotment in connection with a secondary offering of shares to cover over-allotments is scheduled for August 18, 2015 and is expected to raise up to an additional 15,741 million yen in proceeds. The Representative Corporate Executive Officer, President & CEO of Sony Corporation made the decision to raise funds pursuant to a delegation of authority by the Board of Directors of Sony Corporation.

I. Issuance of new shares

1. Issuance of new shares through the Japanese public offering and the international offering
(1) Class and number of shares issued	87,200,000 new shares of common stock
(2) Issue price	JPY3,420.5 per share
(3) Amount paid	JPY3,279.44 per share
(4) Total amount paid	JPY285,967,168,000
(5) Amount of stated capital increased	JPY142,983,584,000
(6) Payment date	July 21, 2015
(7) Use of proceeds	Capital expenditures and research and development expenditures

2. Issuance of new shares by way of third-party allotment in connection with secondary offering of shares to cover over-allotments
(1) Class and number of shares to be issued	(Up to) 4,800,000 new shares of common stock
(2) Amount paid	JPY3,279.44 per share
(3) Total amount paid	(Up to) JPY15,741,312,000
(4) Amount of stated capital to be increased	(Up to) JPY 7,870,656,000
(5) Payment date	August 18, 2015
(6) Use of proceeds	Capital expenditures and research and development expenditures

II. Issuance of the callable unsecured convertible bonds with stock acquisition rights through a public offering in Japan

The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price is 5,008 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales prices per share of Sony’s common stock on the Tokyo Stock Exchange for 20 consecutive trading days are 130% or more of the conversion price of the Zero Coupon Convertible Bonds applicable on those trading days. There are no significant adverse debt covenants related to the Zero Coupon Convertible Bonds. Proceeds from the Zero Coupon Convertible Bonds will be used to fund capital expenditures, to redeem outstanding corporate bonds and to repay borrowings.

(2) Other Information

Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. However, in February 2015 the district court gave the plaintiffs an opportunity to seek certification of narrower classes, and the civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of August 5, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States. The U.S. class action suits have been settled, and the settlement has received the final approval of the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.